                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.____)*

                               PIPELINE DATA INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   724059-10-0
                                 (CUSIP Number)

                             LESLIE J. CROLAND, ESQ.
                       EDWARDS ANGELL PALMER & DODGE, LLP
                       350 EAST LAS OLAS BLVD., SUITE 1150
                          FT. LAUDERDALE, FLORIDA 33301
                                 (954) 727-2600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 19, 2005
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange
Act (however, see the Notes).

              PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
            CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
             THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

(1)  NAME OF REPORTING PERSON

         Gregory Danzig

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a) [_]
        (b) [_]
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(3) SEC USE ONLY

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(4)  SOURCE OF FUNDS

         PF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) [_]
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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         NUMBER OF         (7)      SOLE VOTING POWER
         SHARES                     4,699,029
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                       0
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                       4,699,029
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,699,029
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN

(1)  NAME OF REPORTING PERSON

     Kauai Investment Holdings, LLC

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)
     (b)
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(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     AF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------

         NUMBER OF         (7)     SOLE VOTING POWER
         SHARES                    4,699,029
         BENEFICIALLY      -----------------------------------------------------
         OWNED BY          (8)     SHARED VOTING POWER
         EACH                      0
         REPORTING         -----------------------------------------------------
         PERSON            (9)     SOLE DISPOSITIVE POWER
         WITH                      4,699,029
                           -----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     OO

Item 1.   Security and Issuer:
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This Schedule 13D (the "Schedule") relates to the common stock, par value $0.001 per share ("Common Stock"), of Pipeline Data Inc., a Delaware corporation (the
"Issuer"). The Issuer's principal executive offices are located at 1515 Hancock
Street, Suite 301, Quincy, MA 02169.

Item 2.   Identity and Background.
--------------------------------------------------------------------------------

          (a)-(c) This Statement is filed jointly by Gregory Danzig and Kauai
          Investment Holdings, LLC, a Florida limited liability company with a principal business address at 10950 Redhawk St., Plantation, FL 33324
          (the "Reporting Persons"). Kauai Investment Holdings, LLC is a holding company, of which Gregory Danzig individually holds a 15% equity interest, Rachel Danzig, Gregory's wife, individually holds a 15%
          equity interest, and Gregory and Rachel Danzig jointly hold the remaining 70% equity interest. Gregory Danzig is the sole manager and sole officer of Kauai Investment Holdings, LLC. Gregory and Rachel
          Danzig reside at 10950 Redhawk St., Plantation, FL 33324. Gregory
          Danzig is president of Charge.com Acquisition, Inc., a Delaware corporation having its principal business address at 1515 Hancock
          Street, Suite 301, Quincy, MA 02169. Rachel Danzig is not currently employed.

          (d) During the last five years, neither of the Reporting Persons nor
          Rachel Danzig has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons nor
          Rachel Danzig has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Gregory and Rachel Danzig are United States citizens. Kauai
          Investment Holdings, LLC is organized and existing under the laws of the State of Florida.

Item 3.   Source and Amount of Funds or Other Consideration.
--------------------------------------------------------------------------------

All of the shares of Common Stock beneficially held by the Reporting Persons were acquired as consideration for Gregory Danzig's interest in Charge.com,
Inc., a Florida corporation, that merged into the Issuer's wholly-owned subsidiary Charge.com Acquisition, Inc., a Delaware corporation.

Item 4.   Purpose of Transaction.
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The securities of the Issuer acquired and held by the Reporting Persons were acquired for investment purposes and were not acquired for the purpose of or with the effect of changing or influencing the control of the Issuer. The
Reporting Persons may, from time to time and at any time, acquire additional shares of beneficial interest of the Issuer in open market purchases or through negotiated private purchases. Neither of the Reporting Persons nor Rachel Danzig
presently has any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
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          (a)-(b) The Reporting Persons own 4,699,029 shares of beneficial interest of the Issuer constituting approximately 12.9% of the outstanding common stock (based on 36,481,057 shares of Common Stock outstanding as of December 20, 2005). Gregory Danzig is the sole officer and manager of Kauai Investment Holdings, LLC and exercises sole voting and dispositive power with regard to the shares.

          (c) During the past 60 days, neither of the Reporting Persons nor
          Rachel Danzig has effected any transactions in shares of Common Stock of the Issuer.

          (d) No person other than the Reporting Persons or Rachel Danzig is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of
          Common Stock.

          (e) Not applicable.

          Contracts, Arrangements, Understandings or Relationships
Item 6.   with Respect to Securities of the Issuer.
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Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting
Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Gregory Danzig is a party to a Lock Up Agreement dated December 19, 2005 between the Issuer, David Danzig and Gregory Danzig, pursuant to which Gregory Danzig agreed not to offer, pledge, sell, assign, transfer, contract to sell, grant any option for the sale of, or otherwise dispose of the shares of Common Stock.

Item 7.     Material to Be Filed as Exhibits.
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Exhibit A   Agreement to Jointly File Schedule 13D.

Exhibit B   Lock Up Agreement dated December 19, 2005 between the Issuer,
            David Danzig and Gregory Danzig.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2005

                                                 Kauai Investment Holdings, LLC

        /s/ Gregory Danzig                       By: /s/ Gregory Danzig
        ------------------                           ---------------------------
        Gregory Danzig                               Gregory Dazig, Sole Manager

                                    EXHIBIT A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13D

            The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Pipeline Data Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Date: December 30, 2005

                                                 Kauai Investment Holdings, LLC

        /s/ Gregory Danzig                       By: /s/ Gregory Danzig
        ------------------                           ---------------------------
        Gregory Danzig                               Gregory Dazig, Sole Manager

Exhibit B

Lock Up Agreement

THIS LOCK UP AGREEMENT (this "Agreement") is entered into as of December 19 ___, 2005, by and among Pipeline Data Inc. ("Pipeline"), Gregory Danzig and David Danzig. Gregory Danzig and David Danzig are sometimes hereinafter referred to as (the "Stockholders").

Whereas Pipeline, Charge.com Acquisition, Inc. (the "Purchaser"), Charge.com and the Stockholders are parties to the Agreement and Plan of Merger dated July 15, 2005 (the "Merger Agreement"), whereby the Stockholders agree to sell and the Purchaser agrees to buy 100% of the issued and outstanding shares of capital stock of Charge.com (the "Charge.com Shares"); and

Whereas, in consideration for the Charge.com Shares and pursuant to the Merger Agreement, Pipeline is transferring to the Stockholders shares of Pipeline's common stock, par value $0.001 per share (the "Common Stock"), (such shares, as adjusted, being referred to herein as the "Shares"); and

Whereas, Pipeline believes that it is good for its company, its shareholders and its share price that the Stockholders agree to refrain from selling their current shareholdings in Pipeline subject to the terms and conditions set forth herein; and

Whereas, Stockholders are amenable to having their share holdings being so restricted and;

Whereas the execution of this Agreement by the parties hereto is a condition to the parties' obligations under the Merger Agreement.

Now therefore, in consideration of the foregoing and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Prohibitive Transfers. Each of the individual parties hereto, hereby agrees that during the period commencing on the date of the closing of the transactions contemplated by the Merger Agreement, and for a period of one year thereafter, (such period being the "Lockup Period"), each of the parties hereto shall not offer, pledge, sell, assign, transfer, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly any Shares, without the prior consent of Pipeline. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the transfer of any Shares by gift or bequest or through inheritance, so long as the donee or beneficiary agrees in writing to be bound by the foregoing restriction.

2. Successors and assigns: The restrictions set forth herein shall be binding upon the parties, their successors, assigns, legal representatives, distributees, and any other person, whether a natural person or a legal entity, who shall be vested with any interest in the Shares. However, this Agreement cannot be assigned by any party except by or with the written consent of Pipeline. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm or corporation other than the parties hereto and their respective legal representatives, successors and assigns any rights or benefits under or by reason of this Agreement.

3. Shares to be Legended: The Shares subject to this Agreement shall be issued bearing on their face a legend indicating the existence of the restrictions imposed by this

Agreement, which the Company automatically agrees to remove at the termination of this Agreement.

4. Transfer Agent. The Company's transfer agent shall be notified of the restrictions imposed by this Agreement and shall place such restrictions in its books and records.

5. Governing law and submission to jurisdiction: By their execution below, the parties hereto acknowledge that this Agreement shall be governed by the internal laws of the State of Delaware, determined without reference to principles of conflicts of laws, and that any legal proceeding with respect to this Agreement shall be subject to the jurisdiction of the federal and/or state courts located in the county of Norfolk, Commonwealth of Massachusetts or Broward County, State of Florida.

6. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them or any of them as to such subject matter.

7. Further Agreements. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further actions as any other party may reasonably require in order to effectuate the term and purposes of this Agreement.

8. Amendments. Except as otherwise expressly provided herein, this Agreement may not be amended except by an instrument in writing executed by both of the parties.

9. Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement and such invalid illegal and unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

10. Counterparts and Facsimile Delivery: This Agreement may be executed in one or more counterparts with all such counterparts to constitute but one and the same agreement, and facsimile transmission of signature pages shall be effective as manual delivery thereof.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day first above written.

COMPANY:

PIPELINE DATA INC.

By: ____________________

Name: MacAllister Smith

Title: CEO

STOCKHOLDERS:

By: ____________________

Name: Greg Danzig

Number of Shares 4,699,029

By: ____________________

Name: David Danzig

Number of Shares 4,699,029

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